UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-29739

(Check One): Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D
Form N-SAR Form N-CSR

For Period Ended: December 31, 2004

    Transition Report on Form 10-K

    Transition Report on Form 20-F

    Transition Report on Form 11-K

    Transition Report on Form 10-Q

    Transition Report on Form N-SAR

For the Transition Period Ended:  __________________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  ______________________

PART I
REGISTRANT INFORMATION

Full name of registrant:  Register.com, Inc.

Former name if applicable:  ______________________

Address of principal executive office (street and number):  575 Eighth Avenue, 8th Floor

City, state and zip code: New York, New York 10018

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's management is currently completing its analysis regarding revenue recognition and related prepaid expense recognition for certain transactions and its evaluation of the Registrant's internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002. As a result of this ongoing analysis, the Registrant is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, on a timely basis.

During management's evaluation of the Registrant's internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002, a number of material weaknesses were identified. These material weaknesses are described in the Registrant's Form 8-K being filed on March 17, 2005. Management's assessment of the financial statement impact of these material control weaknesses and other matters encompasses the current and prior years. The Registrant may be required to restate its previously issued financial statements, however, no determination regarding a restatement will be made until the Registrant completes this assessment.

The Registrant expects that it will file its Annual Report on Form 10-K on or before March 31, 2005.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jonathan Stern	(212) 798-9100
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes     No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* As discussed above, management's assessment of the financial statement impact of the material control weaknesses and other matters encompasses the current and prior years. The Registrant may be required to restate its previously issued financial statements, however, no determination regarding a restatement will be made until the Registrant completes this assessment.

Register.com, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005	By:	/s/ Jonathan Stern
Jonathan Stern Chief Financial Officer